EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor					Successor
					Period from	Period from
					January 1	February 25
					through	through
					February 24,	December 31,
	2001	2002	2003	2004	2005	2005
	(in thousands)
Pre-tax income (loss) from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investees (A)	$32,210	$69,934	$117,681	$192,885	$(160,237)	$140,749

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	28,111	25,889	25,435	33,299	4,651	83,752
Capitalized interest	—	—	—	—	—	1,394
Interest related to discontinued operations	1,605	1,321	905	335	83	—

Rentals:
Buildings - 33%	18,656	20,862	23,237	25,039	4,169	22,871

Office and other equipment - 33%	5,279	6,127	6,761	8,691	1,771	9,054

Preferred stock dividend requirements of consolidated subsidiaries (A)	2,777	—	—	—	—	—

Total fixed charges	$56,428	$54,199	$56,338	$67,364	$10,674	$117,071

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries, capitalized interest and interest related to discontinued operations.	$84,256	$122,812	$173,114	$259,914	$(149,646)	$256,426

Ratio of earnings to fixed charges	1.4932	2.2659	3.0728	3.8584	(B )	2.1903

(A) The preferred stock dividend requirements of consolidated subsidiaries, capitalized interest and interest related to discontinued operations are included in fixed charges (i.e., the denominator of the ratio calculation) but excluded from the numerator of the ratio calculation because such amounts were not deducted in arriving at the pre-tax income (loss) from continuing operations, as defined.
In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, “Reporting Gains and Losses from Extinguishment of Debt,” the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect is eliminated. The Company reported extraordinary items in 2001 as a result of debt extinguishements. The provisions of SFAS 145 that affect the Company are effective for fiscal periods beginning after May 15, 2002, although early adoption of SFAS 145 is permitted. In accordance with the provisions of SFAS No. 145, the Company reclassified its extraordinary items recorded in 2001 to the other income and expense category of its consolidated statement of operations.
(B) In the predecessor period of January 1, 2005 to February 24, 2005 the ratio coverage was less than 1.1. The Company would have had to generate additional earnings of approximately $160.3 million to achieve a coverage ratio of 1:1.